FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 11, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Announces Decisions of its Board of Directors

April 11, 2018

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, announces the decisions reached at the meeting of the Board of Directors (“the Board”) held on April 10, 2018.

At the meeting, the Board set the date for the Company’s Annual General Meeting of Shareholders (“the AGM”)  for June 28, 2018. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for May 25, 2018. At the meeting, the Board took the following decisions:

•                  The Board recommended that the AGM approve annual dividends of RUB 23.4 per ordinary MTS share (RUB 46.8 per ADR), or a total of RUB 46.76 billion (RUB 46,762,117,225.2), based on the full-year 2017 financial results.

•                  The Board recommended that the AGM set the record date for shareholders and ADR-holders entitled to receive dividends for the 2016 fiscal year for July 9, 2018.

The following candidates have been nominated for the election to the Company’s Board:

•                  Alexey Kornya, President and Chief Executive Officer,

•                  Alexey Katkov, Managing Partner, Sistema PJSFC,

•                  Artem Zassoursky, Vice President, Head of Strategy, Member of the Executive Management, Sistema PJSFC,

•                  Regina von Flemming, Independent Director,

•                  Ron Sommer, Chairman of the Board of Directors,

•                  Stanley Miller, Independent Director,

•                  Thomas Holtrop, Independent Director,

•                  Wolfgang Schüssel, Independent Director, and

•                  Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Executive Management, Sistema PJSFC.

The Board also elected the following to the Management Board:

•                  Alexey Kornya - Chairman of the Management Board,

•                  Andrey Kamensky, Vice President, Finance, Investments and M&A,

•                  Alexander Gorbunov, Vice President, Strategy and Development (appointment comes into effect on April 16, 2018),

•                  Andrei Smelkov, Vice President, Director, Business Unit ‘Foreign Subsidiaries’,

•                  Andrei Ushatskiy, Vice President, Technology and IT,

•                  Igor Yegorov, Director, Moscow Region,

•                  Kirill Dmitriev, Vice President, Sales and Customer Service,

•                  Marya Golyandrina, Vice President, Human Resources,

•                  Ruslan Ibragimov, Vice President, Corporate and Legal Affairs,

•                  Vyacheslav Nikolaev, Vice President, Marketing, and

•                  Valery Shorzhin, Vice President, Procurement and Administration.

The Board approved the Budget Committee in the following composition:

•                  Vsevolod Rozanov — Chairman of the Budget Committee,

•                  Andrey Kamensky,

•                  Regina von Flemming,

•                  Thomas Holtrop.

In addition, issues entered into the AGM agenda by the Company’s Board include:

•                  Procedure for conducting the AGM;

•                  Approval of MTS PJSC Annual Report; MTS PJSC Annual Financial Statements, including MTS PJSC Profit & Loss Statement; distribution of profits and losses of MTS PJSC based on 2017 FY results (including payment of dividends);

•                  Election of members of Board of Directors;

•                  Election of members of Revision Committee;

•                  Approval of the status of the candidates to the Board of Directors;

•                  Approval of the auditor;

•                  Approval of MTS Charter as amended and restated;

•                  Approval of MTS Regulations on the Board of Directors as amended and restated; and

•                  Approval of the reorganization of MTS PJSC through the consolidation of subsidiaries within MTS PJSC.

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: April 11, 2018